UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated July 9, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	July 9, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR E-PACE AND RANGE ROVER VELAR HELP DRIVE JUNE SALES GROWTH

	June 2018	Change year-on-year	Q1 FY19 Apr - Jun 2018	Change year-on-year	Jan - June 2018	Change year-on year

Jaguar Land Rover	52,049	0.9%	145,510	5.9%	318,219	0.4%
Jaguar	16,328	6.4%	44,124	6.9%	94,055	(1.2)%
Land Rover	35,721	(1.5)%	101,386	5.4%	224,164	1.1%

 Whitley, UK , 9 July , 2018 - Jaguar Land Rover today reported total retail sales of 52,049 vehicles in June 2018, up 0.9% year on year, primarily reflecting the introduction of the Range Rover Velar and the Jaguar E-PACE.

Retail sales for June were up year-on-year in our Overseas markets (16.7%), in North America (7.4%) and in the UK (0.9%) China was down 9.5% as the reduction in import duties on passenger vehicles, starting 1 July, continued to result in deferred purchases as well as increased incentives in advance of the 1 July effective date. Europe was also down slightly (- 3.8%).

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

"We have seen a positive month for Jaguar ahead of the start of customer deliveries of our Jaguar I-PACE, the car at the forefront of our electric vehicle revolution. Strong retails of the sporty and compact SUV Jaguar E-PACE in Europe, UK and our Overseas region is driving sales performance for the brand, which is up over 6% for the month."

"Land Rover sales declined slightly in June as China waited for the welcome reduction in import tariffs as of July. This was largely offset by increases in sales in UK, USA and our Overseas region. The award-winning Range Rover Velar continues to make its mark across all regions. Its combination of elegant design and refined capability successfully translates into growing global sales."

Jaguar retail sales were up 6.4% in June to 16,328 thanks to the introduction of the E-PACE, partially offset by lower sales of F-PACE and other models.

Land Rover retailed 35,721 vehicles in June, down 1.5% year on year as the introduction of Velar and increased sales of the refreshed Range Rover Sport were offset by lower sales of Evoque, Discovery Sport and other models.

Jaguar Land Rover total retail sales for Q1 FY19 were 145,510, up 5.9% year on year, and retails for the first six months of 2018 calendar year were 318,219, up 0.4% compared to the same period a year ago.

ENDS.

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

We employ more than 44,000 people globally and support around 260,000 more through our retailer network, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017 Jaguar Land Rover sold 621,109 vehicles in 130 countries, with more than 80 per cent of our vehicles being sold abroad.

Our innovation is continuous: we will spend in the region of £ 4.5 billion this year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.